Exhibit 3

August 2, 2023

Fellow AmeriServ Shareholders,

First, to the holders of the approximately 16.5% of the issued and outstanding shares of AmeriServ common stock who voted for our nominees at AmeriServ’s 2023 annual meeting, I want to thank you for your support, particularly in light of AmeriServ’s incumbent Board’s ongoing efforts—which include refusing to publicly disclose the number of shares voted for our nominees on our proxy card at AmeriServ’s 2023 annual meeting—to silence dissenting voices and disregard widespread shareholder discontent. Given that only about 38% of the issued and outstanding shares of AmeriServ common stock were voted in favor of the incumbent board of directors’ nominees, it seems abundantly clear that AmeriServ’s rejection of our notice of nomination was informed by a very real fear that AmeriServ shareholders would finally hold AmeriServ’s board and management team accountable for decades of underperformance.

Regardless of whether you voted for our nominees, AmeriServ’s shareholders deserve the opportunity to decide who should serve on the AmeriServ board. Unfortunately, AmeriServ’s entrenched board believes that it is better suited than you—the owners of AmeriServ—to determine who is suitable to serve as a director. Given AmeriServ’s track record of decades of underperformance, it is not surprising that the AmeriServ board decided to invalidate our nominees rather than risk giving shareholders a choice in the election of directors.

During the first six months of 2023, AmeriServ’s board spent an incredible $1.7 million to deprive you of the opportunity to vote for our nominees at the 2023 annual meeting, which resulted in a net loss of $187,000 during the second quarter. Much of that expense was on litigation whose sole purpose was to allow the board’s nominees to run unopposed, guaranteeing their, in our view, illegitimate victory. While the 2023 annual meeting has come and gone, that litigation continues and, despite AmeriServ’s claims to the contrary, the board has no reasonable basis to conclude that the costs of that litigation will subside in the near term. We are committed to protecting our rights as shareholders and are more than willing to spend our money to defend those rights. How committed are you to allowing AmeriServ’s board to continue limiting your choice in the election of directors and how willing are you to allow AmeriServ’s board to continue to waste AmeriServ’s resources in a desperate attempt to further entrench themselves?

We think that the facts are obvious: the AmeriServ board was desperately afraid that one or more of our nominees would be elected to the board and, rather than face that risk, took steps—at an enormous and still mounting cost to AmeriServ—to try to ensure that their nominees would run unopposed. We believe that is a clear violation of the board’s fiduciary duties and have demanded that the board investigate that wrongdoing and take legal action to recover the losses sustained by all shareholders. Included is a demand letter that we delivered to the AmeriServ board. If you, like us, are tired of the board wasting AmeriServ’s resources in a futile attempt to preserve a status quo that has produced little to nothing in terms of shareholder value, then we urge you to contact the chairman of AmeriServ’s board (by email to jmadams@ameriserv.com) and demand that the board start working for shareholders instead of fighting with them. If you do, you might ask what the cost would have been to AmeriServ if the board had simply accepted our notice of nomination and allowed for a contested election of directors at the 2023 annual meeting—we’re confident it would have been a small fraction of the $1.7 million they spent protecting their own seats —and then ask yourself if guaranteeing that the board’s nominees were elected was really worth the difference.

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

/s/ J. Abbott R. Cooper, Managing Member

Soundview Plaza
1266 East Main Street, Suite 700R
Stamford, CT 06902